Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form F-3) and related Prospectuses of Hanwha SolarOne Co., Ltd. for the registration of American Depositary Shares, preferred shares, debt securities and warrants, and to the incorporation by reference therein of our reports dated April 29, 2013, with respect to the consolidated financial statements of Hanwha SolarOne Co., Ltd. and the effectiveness of internal control over financial reporting of Hanwha SolarOne Co., Ltd., included in its Annual Report (Form 20-F) for the year ended December 31, 2012, filed with the Securities and Exchange Commission.

/s/ Ernst & Young Hua Ming LLP

Shanghai, People’s Republic of China

November 1, 2013